1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2008.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date May 12, 2008	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

THE FIRST EXTRAORDINARY GENERAL MEETING FOR YEAR 2008

The 2008 EGM of the Company was held on 9 May 2008. The resolution set out in the Notice of the Extraordinary General Meeting dated 25 March 2008 was duly passed at the 2008 EGM.

Reference is made to the Notice of Extraordinary General Meeting of Aluminum Corporation of China Limited (the "Company") dated 25 March 2008 and the circular dated 25 March 2008 (the "Circular") to convene the first Extraordinary General Meeting of the Company for the year 2008 ("2008 EGM") on 9 May 2008.

At the 2008 EGM, the following ordinary resolution was passed:

"The bidding by the Company of the Target Equity Interests (as defined in the Circular) at China Beijing Equity Exchange and upon such bidding being successful, the entering into of the Acquisition Agreement in respect of the Target Equity Interests between the Company and Chinalco and the terms and transactions contemplated thereunder be and are hereby approved and confirmed; and the Directors be and are hereby generally authorised to do all such acts and things and execute such documents which they consider necessary or expedient for the implementation and giving effect to the Acquisition Agreement and the transactions contemplated thereunder."

The connected shareholder of the Company, Chinalco, and its associates abstained from voting on the resolution.

2,705,716,526 shares cast in favor of the resolution, 900,559,074 shares cast against the resolution, and 6,500 shares abstained from voting. The affirmative votes represented 75.0279% of the total shares with voting rights held by shareholders (or their authorized proxy) present at the meeting for the resolution.

LAWYER AS WITNESS AND SCRUTINEER

The meeting was witnessed by a lawyer from Jia Yuan Law Office, the legal adviser of the Company, who issued a legal opinion on the meeting, pursuant to which Jia Yuan Law Office was of the view that the convening of and the procedures for holding the meeting, the voting procedures adopted and the eligibility of the persons who attended the meeting were in compliance with the requirements of relevant laws and the Articles of Association of the Company and that the voting results of the meeting were valid.

Hong Kong Registrars Limited, the H share registrar and transfer office of the Company, authorized Jia Yuan Law Office to act as the scrutineer of the 2008 EGM for the purpose of vote-taking on its behalf.

By Order of the Board of Directors
Aluminum Corporation of China Limited
Liu Qiang
Company Secretary

Hong Kong, 9 May 2008

As of the date of this announcement, the members of the Board comprise of Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui (Non-executive Director); Mr. Kang Yi, Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary